Exhibit 99.7

Execution Version

8 APRIL 2019

NOVARTIS AG

ALCON INC.

PATENT AND KNOW-HOW LICENSE AGREEMENT

i

PATENT AND KNOW-HOW LICENSE AGREEMENT

dated 8 April 2019

PARTIES:

(1)                                NOVARTIS AG, a corporation (Aktiengesellschaft) incorporated in the Canton of Baselstadt, Switzerland with enterprise identification number (UID) CHE-103.867.266 and its registered office at Lichtstrasse 35, 4056 Basel, Switzerland (the Licensor or Novartis); and

(2)                                 ALCON INC., a corporation (Aktiengesellschaft) incorporated in the Canton of Fribourg, Switzerland with enterprise identification number (UID) CHE-234.781.164 and its registered office at Rue Louis-d’Affry 6, 1701 Fribourg, Switzerland (Alcon) (the Licensee or Alcon)

together, the Parties and each a Party.

Whereas:

(A)                               Novartis and Alcon have entered into a Separation and Distribution Agreement dated 8 April 2019, under which: (a) Novartis has agreed to transfer certain assets and license certain intellectual property rights to Alcon; and (b) Alcon has agreed to transfer certain assets and license certain intellectual property rights to Novartis (the Separation Agreement).

(B)                               Novartis owns, or has the right to sub-license, the Licensed IP Rights.

(C)                               Pursuant to the Separation Agreement, Novartis now wishes to license (or procure that the relevant Affiliate of Novartis licenses) the Licensed IP Rights to Alcon on the terms of this Agreement.

IT IS AGREED:

1.                                      DEFINITIONS

Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 1  (Definitions and Interpretation).

2.                                      GRANT OF LICENSES

2.1                               Licensed Patents and Licensed Know-How

(a)                                 In consideration of the mutual promises and conditions set out in this Agreement and subject to the terms of this Agreement (including Clause 4 (Third Party Restrictions)), Licensor hereby grants (or hereby procures the grant by the relevant Affiliate of Licensor) to Licensee with effect from the Effective Date:

(i)            a royalty-free, sub-licensable (in accordance with Clause 3 (Sub-licenses)), perpetual (subject to termination of this Agreement in accordance with Clause 9) exclusive worldwide license under the

Licensed Patents and Licensed Know-How to make, use, sell, offer for sale, import and otherwise Commercialise:

(A)                               the Alcon Existing Products in any field of use (other than the Shared Licensed Field);

(B)                               the Alcon Future Products in the Alcon Licensed Field; and

(C)                               the Alcon Optional Products in any field of use (other than the Shared Licensed Field), and

(ii)           a royalty-free, sub-licensable (in accordance with Clause 3 (Sub-licenses)), perpetual (subject to termination of this Agreement in accordance with Clause 9) non-exclusive worldwide license under the Licensed Patents and Licensed Know-How to make, use, sell, offer for sale, import and otherwise Commercialise:

(A)                               the Alcon Existing Products in the Shared Licensed Field;

(B)                               the Alcon Future Products in the Shared Licensed Field; and

(C)                               the Alcon Optional Products in the Shared Licensed Field.

2.2                               Licensed-In Third Party IP Rights

(a)                                 In consideration of the mutual promises and conditions set out in this Agreement and subject to the terms of this Agreement (including Clause 4 (Third Party Restrictions)), Licensor hereby grants (or hereby procures the grant by the relevant Affiliate of Licensor) to Licensee with effect from the Effective Date:

(i)            a royalty-free, further sub-licensable (in accordance with Clause 3 (Sub-licenses), exclusive (subject to any other rights granted by the relevant Third Party licensor) worldwide sub-license under the Licensed-In Third Party IP Rights to make, use, sell, offer for sale, import and otherwise Commercialise:

(A)                               the Alcon Existing Products in any field of use (other than the Shared Licensed Field);

(B)                               the Alcon Future Products in the Alcon Licensed Field; and

(C)                               the Alcon Optional Products in any field of use (other than the Shared Licensed Field), and

(ii)           a royalty-free, sub-licensable (in accordance with Clause 3 (Sub-licenses)), perpetual (subject to termination of this Agreement in accordance with Clause 9) non-exclusive worldwide license under the Licensed-In Third Party IP Rights to make, use, sell, offer for sale, import and otherwise Commercialise:

(A)                               the Alcon Existing Products in the Shared Licensed Field;

(B)                               the Alcon Future Products in the Shared Licensed Field; and

(C)                               the Alcon Optional Products in the Shared Licensed Field.

2.3                               Restrictions and Reservation of Rights

(a)                                 The licenses and sub-licenses granted under Clause 2.1(i)(B) (Licensed Patents and Licensed Know-How — Alcon Future Products) and Clause 2.2(i)(B) (Licensed-In Third Party IP Rights — Alcon Future Products) are limited solely to the Alcon Licensed Field, and shall not include any right for Licensee to make or have made the Alcon Future Products, or use or permit the use of the Licensed IP Rights, except in the Alcon Licensed Field.

(b)                                 Licensee acknowledges that, to the extent the licenses granted in Clause 2.2 (Licensed-In Third Party IP Rights)  relate to territories in which Licensor or its Affiliates have not been granted a license under the terms of the Third Party licenses for the Licensed-In Third Party IP Rights, then the licenses granted in Clause 2.2 (Licensed-In Third Party IP Rights) shall not extend to such territories.

(c)                                  Licensee further acknowledges that, to the extent the licenses granted in Clause 2.1 (Licensed Patents and Licensed Know-How) and Clause 2.2 (Licensed-In Third Party IP Rights) relate to territories: (a) in which Licensor or its Affiliates, or Third Party owner (in the case of Licensed-In Third Party IP Rights) have not registered the Licensed Patents; (b) where the registrations have expired or become abandoned; or (c) in which the patent applications included in the Licensed Patents are still pending and cannot be licensed under local laws, then only rights in the remaining patent registrations in the Licensed Patents and the Licensed Know-How are licensed under the terms of this Agreement; provided that once the Licensed Patents are registered in the relevant territories (and, in the case of Licensed-In Third Party IP Rights, to the extent these territories are included in the scope of such rights licensed to the Licensor) these registrations will be included in the scope of the license grant in Clause 2.1 (Licensed Patents and Licensed Know-How) and, to the extent permitted under the relevant Third Party licenses, Clause 2.2 (Licensed-In Third Party IP Rights).

(d)                                 Nothing in this Agreement shall be construed as conferring (whether by implication, estoppel or otherwise) upon the Licensee any right, title or interest in any Intellectual Property Rights owned or controlled by the Licensor other than those expressly granted in this Agreement. For the avoidance of doubt, the exclusivity granted to Licensee under Clause 2.1 (Licensed Patents and Licensed Know-How) and Clause 2.2 (Licensed-In Third Party IP Rights) apply solely to the products and fields of use specified in such clauses and do not apply (i) to other products or fields of use, or (ii) to the Licensed IP Rights other than in relation to the rights granted under Clause 2.1 (Licensed Patents and Licensed Know-How) and Clause 2.2 (Licensed-In Third Party IP Rights) for the specified products and fields of use.

3.                                      SUB-LICENSES

3.1                               Subject to Clause 4 (Third Party Restrictions), Licensee may sub-license or sub-contract the rights granted to it under Clause 2.1 (Licensed Patents and Licensed

Know-How) and Clause 2.2 (Licensed-In Third Party IP Rights) of this Agreement, without the consent of Licensor, provided that:

(a)                                 the terms of the sub-license or sub-contract are consistent with the provisions of this Agreement and include provisions that:

(i)            prohibit further sub-licensing or sub-contracting by the sub-contractor or sub-licensee;

(ii)           impose obligations of confidentiality on the sub-licensee or sub-contractor which are no less onerous than those set out in Clause 12 (Confidentiality); and

(iii)          allow Licensor, its Affiliates and/or the owner of the Licensed-In Third Party IP Rights, as applicable, as third party beneficiary of the obligations of the sub-licensee of the Licensed IP Rights, to enforce any of the obligations under this Agreement directly against that sub-licensee (either: (1) without any requirement to join Licensee as a party to any proceedings; or (2) where Licensee would be a necessary party to any such proceedings, with Licensee’s express upfront agreement to be joined as a party) or to obtain any consent from Licensee, and impose a governing law that permits the enforceability of the requirements under this Clause 3.1(a)(iii);

(b)                                 the sub-license or sub-contract automatically terminates to the extent this Agreement is terminated;

(c)                                  any act of the sub-licensee or sub-contractor which would, if committed by Licensee, be a breach of this Agreement shall be treated for the purposes of this Agreement as an equivalent breach by Licensee of the terms of this Agreement; and

(d)                                 where a sub-license is granted to a Third Party, Licensee shall, as soon as reasonably practicable, notify Licensor of that sub-license granted under this Clause 3 and shall, on request, provide a copy of that executed sub-license to Licensor.

4.                                      THIRD PARTY RESTRICTIONS

4.1                               The licenses granted under Clause 2.1 (Licensed Patents and Licensed Know-How) and Clause 2.2 (Licensed-In Third Party IP Rights)  shall be limited by, and subject to, any existing contractual terms as at the Effective Date, and (subject to the exclusivity granted to Licensee under Clause 2.1 (Licensed Patents and Licensed Know-How) and Clause 2.2 (Licensed-In Third Party IP Rights)  as may be amended or agreed at any time after the Effective Date, between Licensor (or any Affiliate of Licensor) and a Third Party contained in any license, prior rights, settlement, co-existence or other agreement that relate to any of the Licensed IP Rights.  Licensee agrees to comply with:

(a)                                 the terms of any such agreement to the extent that they relate to the Licensed IP Rights, including the usage and registration of the Licensed IP Rights; and

(b)                                 all relevant Third Party royalty or other payment obligations in any such agreement to the extent that they relate to a Licensed IP Right in which case Licensee agrees to be responsible for any applicable royalty or other payment obligations to the relevant Third Party as if it were a party to the relevant agreement, in each case, to the extent Licensee has been notified of those terms or obligations (as applicable).

4.2                               Consents under Third Party Licenses.

(a)                                 Licensee acknowledges and agrees that Licensor and its Affiliates may be required to obtain a Third Party consent, approval or permission (each, an Authorization) to grant a sub-license of any relevant Licensed-In Third Party IP Rights to Licensee in accordance with Clause 2.2 (Licensed-In Third Party IP Rights) Where any Authorization is required:

(i)            Licensor shall (and shall procure that its Affiliates shall) use Commercially Reasonable Efforts to:

(A)                               obtain that Authorization as soon as reasonably practicable following the Effective Date, provided that Licensor and its Affiliates shall not be required to obtain any Authorizations where doing so would require a Third Party license to be changed or amended in a manner that, in Licensor’s reasonable opinion, is detrimental to: (1) the terms of that Third Party license or to the rights provided under it to Licensor or its Affiliates; or (2) Licensor’s or any of its Affiliate’s relationship with the relevant Third Party licensor; and

(B)                               minimise the Costs of obtaining that Authorization;

(ii)           Licensor shall keep Licensee informed of the progress in obtaining that Authorization and shall provide Licensee with a copy of each Authorization as soon as reasonably practicable after receiving it;

(iii)          Licensee shall cooperate, at its own cost, with Licensor and the relevant Third Party in connection with obtaining that Authorization, including by providing any information reasonably requested by Licensee or the Third Party; and

(iv)          Licensee shall reimburse Licensor for all reasonable documented Costs (other than any internal Costs) incurred by Licensor and its Affiliates in connection with obtaining the Authorizations, provided that Licensor shall notify Licensee of any such Costs as soon as reasonably practicable.

4.3                     Licensor shall not be in breach of this Agreement and its obligation under Clause 2.2 to grant a sub-license of the Licensed-In Third Party IP Rights to which the relevant Third Party license relates shall immediately cease, if:

(a)                                 a Third Party does not grant an Authorization, provided that Licensor has complied with Clause 4.2(a);

(b)                                 that Third Party license: (A) is terminated by Licensor or its Affiliates, as applicable, during the Term; and (B) does not permit the survival of the sub-license granted to Licensee under this Agreement; or

(c)                                  that Third Party license: (A) is terminated by the relevant Third Party licensor during the Term or expires during the Term, and (B) does not permit the survival of the sub-license granted to Licensee under his Agreement, in the case of (b) above, provided that Licensor uses Commercially Reasonable Efforts and works with Licensee to agree, in good faith, alternative arrangements, if practicable, to give Licensee equivalent benefits or rights as it would have enjoyed in relation to the relevant Licensed-In Third Party IP Rights.

5.                                      DURATION

This Agreement commences on the Effective Date and, except to the extent terminated earlier in accordance with Clause 9 (Termination), shall continue in perpetuity

6.                                      DISCLAIMER OF WARRANTIES

ALL REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS OF ANY KIND, WHETHER EXPRESS OR IMPLIED (BY STATUTE OR OTHERWISE), REGARDING THE LICENSED IP RIGHTS OR RELATING TO THE TERMS AND CONDITIONS OR THE SUBJECT MATTER OF THIS AGREEMENT (INCLUDING ANY REPRESENTATION, WARRANTY OR UNDERTAKING OF SUITABILITY, FITNESS FOR PURPOSE OR NON-INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS) ARE EXPRESSLY EXCLUDED TO THE MAXIMUM EXTENT PERMITTED BY LAW. LICENSEE IS SOLELY RESPONSIBLE FOR ITS USE, RELIANCE OR IMPLEMENTATION OF THE LICENSED IP RIGHTS, INCLUDING ANY ACTIONS OR DECISIONS TAKEN OR NOT TAKEN AS A RESULT THEREOF.

7.                                      OWNERSHIP AND MAINTENANCE

7.1                               Ownership of Licensed IP Rights

(a)                                 Licensee acknowledges and agrees that:

(i)            all Patent and Know-How Rights and other rights in the Licensed IP Rights are the exclusive property of Licensor, its Affiliates or, in the case of the Licensed-In Third Party IP Rights, its licensors; and

(ii)           it shall not acquire, nor claim, any right, title or interest in or to any element of the Licensed IP Rights by virtue of this Agreement or its use of the relevant Licensed IP Right, other than the rights specifically granted to it under Clause 2.1 (Licensed Patents and Licensed Know-How) and Clause 2.2 (Licensed-In Third Party IP Rights).

7.2                               Improvements

(a)                                 As between the Parties, each Party shall own all rights in any Improvement that it or any of its Affiliates makes, without further obligation to the other Party, except as expressly provided in Clause 7.2(b).

(b)                                 Neither Party shall be required to grant the other a license or other right in or to any Improvements made by that Party, except to the extent the manufacture, sale, offer for sale or importation of any Alcon Existing Product or Novartis Existing Product (but only in the form that product is sold by Alcon or Novartis, as applicable, as at the Effective Date) would infringe the other Party’s intellectual property rights in the Improvement. In this case only, and for no additional consideration, the Party that owns the Improvement shall grant the otherwise infringing Party a non-exclusive, sub-licensable (in accordance with Clause 3) license in the Territory in the same fields of use as set out in Clause 2.1 (Licensed Patents and Licensed Know-How) for so long as the otherwise infringing Party continues to manufacture, sell, offer for sale or import any Alcon Existing Product or Novartis Existing Product, in the form that product is sold by Licensor as at the Effective Date.

7.3                               Maintenance of Licensed Patents

(a)                                 Subject to Clause 7.4 (Abandonment or Lapse of Licensed Patents), Licensor shall:

(i)            pay renewal fees and take all reasonable actions to maintain the registered Licensed Patents owned by Licensor or any Affiliate of Licensor;

(ii)           not abandon or allow to lapse any registered Licensed Patents owned by Licensor or any Affiliate of Licensor and set out in  Exhibit 1 (Licensed Patents); and

(iii)          use Commercially Reasonable Efforts to prosecute to grant any applications for registered Licensed Patents owned by Licensor or any Affiliate of Licensor.

For the avoidance of doubt, as used in this Agreement, “abandon or allow to lapse” does not include actions taken by Licensor during the ordinary course of patent prosecution, for example instructions regarding claim scope or designation of territories, but does include, among other actions, non-payment of renewal fees.

7.4                               Abandonment or Lapse of Licensed Patents

(a)                                 If, during the Term, Licensor wishes to abandon or allow any registration or application for a Licensed Patent owned by Licensor or any Affiliate of Licensor and set out in Exhibit 1 (Licensed Patents), then Licensor shall notify Licensee of the same at least sixty (60) calendar days in advance of the expiry/abandonment date of such Licensed Patent.  Licensee shall have a period of thirty (30) calendar days from the date of receipt of the notice to confirm whether or not it is interested in maintaining the relevant Licensed Patent(s), and:

(i)            if Licensee confirms in writing that it is not interested in maintaining the relevant Licensed Patent(s) or fails to notify Licensor of its decision within thirty (30) calendar days from the date of receipt of the notice, then Licensor shall be free to surrender, abandon or allow to lapse the relevant Licensed Patent(s); or

(ii)           if Licensee confirms in writing within thirty (30) calendar days from the date of receipt of the notice that it is interested in maintaining the relevant Licensed Patent(s), then Licensor shall assign, at Licensee’s cost, the relevant Licensed Patent(s) to Licensee and Licensee shall take over the prosecution or maintenance of the relevant Licensed Patent(s) and all associated Costs. If any Licensed Patent is assigned to Licensee under this Clause (ii), Licensee shall, with effect from the date of that assignment, grant to Licensor and Affiliates of Licensor a non-exclusive, sub-licensable (in accordance with Clause 3 (Sub-licenses)), royalty-free, worldwide, perpetual (subject to termination of this Agreement in accordance with Clause 9)  license under that Licensed Patent to make, use, sell, offer for sale and import products of Licensor and Affiliates of Licensor in any field of use other than the Alcon Licensed Field.

8.                                      INFRINGEMENT

8.1                               Nothing in this Agreement shall constitute any representation that the use of any Licensed IP Right does not, or will not, infringe any intellectual property rights owned by a Third Party.

8.2                               Licensee shall immediately notify Licensor in writing of any of the following matters that comes to its attention (giving full particulars of the matter, the identity of the Third Party and the urgency of any actions required or recommended to be taken):

(a)                                 any actual, suspected or threatened infringement of any element of a Licensed IP Right by a Third Party;

(b)                                 any allegation or complaint made by any Third Party that any element of a Licensed IP Right is invalid or that use of any element of a Licensed IP Right infringes any Third Party right; or

(c)                                  any other attack on or claim related to any element of a Licensed IP Right or use of such Licensed IP Right.

8.3                               In respect of any matter described in Clause 8.2 above:

(a)                                 Licensee shall not make any admissions other than to Licensor;

(b)                                 Subject to Clause 8.4, Licensor shall decide, in its absolute discretion whether or not to take action, and what action to take, and shall have exclusive control over any resulting claims, actions and proceedings; and

(c)                                  if Licensor decides to take any action  in respect of any such matter, Licensee shall (and shall procure that its Affiliates and sub-licensees shall), at Licensor’s cost, provide any assistance that Licensor reasonably requires (including bringing proceedings or joining any proceedings brought by

Licensor). Subject to Clause 8.5, any award of Costs or compensation in connection with any of those matters shall be solely for the account of Licensor after reimbursement of Licensee’s reasonable costs incurred in its cooperation under this Clause 8.3(c).

8.4                               If either (a) Licensor notifies Licensee that Licensor does not intend to take any action in respect of any matter described in Clause 8.2 above or three (3) months have elapsed since Licensee provided notice of a matter described in Clause 8.2 without Licensor taking any action; and that matter relates to: (i) a country in the Territory in which Licensee or an Affiliate of Licensee operates; and (ii) the Licensed Alcon Field, or (b) the matter relates to or, in Licensee’s reasonable opinion, will impact a product covered under the Licensed IP Rights which the Licensee has Commercialised or intends to Commercialise within  twenty-four (24) months from the date Licensee provided notice of a matter (or such time period as otherwise agreed by the Parties on a case-by-case basis) described in Clause 8.2 then under either (a) or (b) and subject to the terms of the Licensed-In Third Party IP Rights, if applicable, Licensee may take action in its own name in respect of that matter and control any resulting claim(s), action(s) and proceeding(s), provided that, prior to taking any material action or decision with regards to that matter (including commencing any claim(s), action(s) or proceeding(s) or settling any dispute) Licensee shall consult in good faith with Licensor, shall seek Licensor’s consent for that material action or decision (such consent not to be unreasonably withheld) and shall not take any such action or decision without that consent. If Licensee (or its Representatives) takes any action or decision in respect of a matter under this Clause 8.4 that Licensor has not consented to, Licensee shall indemnify Licensor and its Representatives, against all Costs or other liabilities as a result of that action or decision. For the avoidance of doubt, the Parties acknowledge that it shall not be unreasonable for Licensor to withhold its consent under this Clause 8.4 to the extent that, in Licensor’s reasonable opinion, Licensee’s taking of the relevant material action or decision would be detrimental to the business of Licensor or any Affiliate of Licensor (including in respect of its relationship with any of its suppliers or customers).

8.5                                                                     Licensor shall (and shall procure that its Affiliates shall), at Licensee’s cost, provide any assistance that Licensee reasonably requires under Clause 8.4  (including bringing proceedings or joining any proceedings brought by Licensee). Any award of Costs or compensation in connection with any claim(s), action(s) or proceeding(s) brought by Licensee under Clause 8.4 shall be solely for the account of Licensee after reimbursement of Licensor (and Licensor’s Affiliates’) reasonable costs incurred in its or their cooperation under this Clause 8.5.

9.                                      TERMINATION

9.1                               Notwithstanding Clause 5 (Duration), Licensor may terminate this Agreement in part or in its entirety, with immediate effect, by written notice to Licensee if:

(a)                                 Licensee commits a breach of any material obligation under this Agreement and, in the case of a breach that is capable of remedy, fails to remedy it within ninety (90) days of receipt of a written notice from Licensor giving full particulars of the breach and requiring it to be remedied;

(b)                                 Licensee or an Affiliate of Licensee challenges Licensor’s or any of its Affiliate’s’ entitlement to own, to use or to license the use of any of the Licensed IP Rights; or

(c)                                  an Insolvency Event occurs in relation to Licensee.

9.2                               For the purposes of Clause 9.1(a), a breach shall be considered capable of remedy if Licensee can comply with the provision in question in all respects other than as to time of performance.

9.3                               Consequences of termination.

On the date of termination of this Agreement for any reason (in each case, the Termination Date),

(a)                                 all rights and licenses granted pursuant to this Agreement (other than any rights granted to Licensor in accordance with Clause 7.4(a)(ii) (Grant Back License)) (shall cease with immediate effect and shall revert to Licensor;

(b)                                 all obligations of Licensor or its Affiliates to Licensee under this Agreement shall cease with immediate effect;

(c)                                  all outstanding sums payable by Licensee to Licensor shall immediately become due and payable;

(d)                                 Licensee shall cease, with immediate effect, to make or permit to be made any use of the Licensed IP Rights; and

(e)                                  Licensee shall, as soon as practicable on request by Licensor (and at Licensee’s expense):

(i)            return to Licensor all written documents and other materials relating to Licensor, to any Affiliate of Licensor or to this Agreement (including any Confidential Information) or in relation to which any of the Licensed IP Rights are being or have been used by Licensee, which is under Licensee or any of its Affiliate’s control, without keeping any copies thereof (other than to the extent required by Applicable Law);

(ii)           destroy all information or other documents derived from Confidential Information; and

(iii)          so far as it is practicable to do so, expunge Confidential Information of Licensor or Licensor’s Affiliates from any computer, system (including Cloud-based data systems) or other device used by or on behalf of Licensee and its Affiliates.

9.4                               No releases from accrued liabilities and Surviving Provisions.

Termination of this Agreement shall not release either Party from any liability that, at the time of termination or expiry, has already accrued to the other Party.  The Surviving Provisions, together with any other Clause reasonably intended to survive termination or expiry, shall survive termination or expiry of this Agreement.

10.          LIMITATION OF LIABILITY

10.1                        TO THE FULLEST EXTENT PERMITTED BY LAW, LICENSOR SHALL NOT BE LIABLE TO LICENSEE FOR ANY COSTS, EXPENSES, LOSSES OR DAMAGES (IN EACH CASE, WHETHER DIRECT, INDIRECT, PUNITIVE, INCIDENTAL, SPECIAL OR CONSEQUENTIAL, AND WHETHER ECONOMIC OR OTHER) ARISING FROM LICENSEE’S EXERCISE OF THE RIGHTS GRANTED TO IT UNDER THIS AGREEMENT, WHETHER OR NOT LICENSEE OR ANY OF ITS AFFILIATES HAVE BEEN ADVISED OF, OR OTHERWISE MIGHT OR SHOULD HAVE ANTICIPATED, THE POSSIBILITY OR LIKELIHOOD OF SUCH COSTS, EXPENSES, LOSSES OR DAMAGES.

10.2                        Nothing in this Agreement shall have the effect of excluding or limiting any liability of either Party for gross negligence, wilful misconduct, death or personal injury caused by negligence or for fraud or any other liability that cannot be excluded by Applicable Law.

10.3                        Neither Party shall have any duty or obligation under this Agreement except as expressly set out in this Agreement.

11.          TAX

11.1                        General

Any sum payable by Licensee to Licensor under this Agreement is exclusive of any applicable VAT.  If any supply is treated as or deemed made by Licensor or an Affiliate of Licensor under this Agreement and Licensor or an Affiliate of Licensor is required to account for VAT in respect of that supply, Licensee shall, against receipt of a valid VAT invoice (if applicable) pay to Licensor (in addition to, and at the same time as, any other consideration for that supply) an amount equal to such VAT.

11.2                        Records

Licensee may obtain a direction from the relevant Tax Authority for the retention and preservation by it of any VAT records relating to its period of use of any Licensed IP Rights and, if such directions are obtained, Licensee agrees to preserve any such records in such a manner and for such period as may be required by Applicable Law and shall allow Licensor, upon Licensor giving reasonable notice, reasonable access and copies of such records where reasonably required by Licensor for its Tax purposes.  If no such direction is obtained and any documents are required by Applicable Law to be preserved by Licensor, Licensee shall, as soon as reasonably practicable, deliver such documents to Licensor.

12.          CONFIDENTIALITY

12.1                        Each Party shall, and shall procure that its Representatives shall, comply with the provisions of clause 28 (Confidentiality) of the Separation Agreement in relation to:

(a)                                 all Information of the other Group that is either in its possession or is furnished by the other Group or its respective Representatives in connection with this Agreement; and

(b)                                 information relating to the provisions and subject matter of, and negotiations leading to, this Agreement.

12.2                        Notwithstanding the provisions of this Clause 12, each of the Parties may make press releases, publications or presentations regarding their research and development using the Licensed IP Rights (collectively, a Publication) provided that:

(a)                                 the publishing Party shall first deliver the proposed text of the Publication to the other Party for review at least thirty (30) Business Days prior to submission of the Publication to any publisher or other third party;

(b)                                 the receiving Party may, within thirty (30) Business Days of such delivery, object to the Publication on the grounds that it would involve the disclosure of that Party’s Confidential Information, or because there is patentable subject matter in which that Party has an interest that needs protection; and

(c)                                  upon receipt of a written object within the thirty (30) Business Day period, the publishing Party shall delete any references to the Confidential Information of the other Party and/or if requested to do so by the receiving Party shall delay disclosure of the Publication for up to sixty (60) days from the initial delivery of the Publication to enable the filing of patent applications on any patentable subject matter.

13.          NOTICES

13.1                        Form of Notice. Any notice to be given in connection with this Agreement shall be in writing in English and signed by or on behalf of the Party giving it. It shall be delivered by hand, registered post, e-mail or courier using an internationally recognised courier company. Any notice to Licensor shall be deemed notice to all members of Licensor Group, and any notice to Licensee shall be deemed notice to all members of Licensee Group.

13.2                        Effectiveness of Notice. A notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, if delivered by hand, registered post or courier, or at the time of transmission if delivered by e-mail (subject to confirmation or evidence of receipt). Where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

13.3                        Notice Details. The addresses and e-mail addresses of the Parties for the purpose of this Clause 13 are:

Novartis and each member of the Novartis Group	For the attention of: Head Legal M&A (Novartis International AG)

Novartis AG
Lichtstrasse 35,
4056 Basel,
Switzerland

jonathan.emery@novartis.com

Alcon and each member of the Alcon Group	For the attention of: General Counsel

Alcon Inc.
Rue Louis-d’Affry 6,
1701 Fribourg,
Switzerland

royce.bedward@alcon.com

13.4                        Change of Notice Details. Licensor and Licensee shall each notify the other Party in writing of a change to its details in Clause 13.3 from time to time.

14.          DISPUTE RESOLUTION

14.1                        This Clause 14 (Dispute Resolution) shall apply to any dispute, controversy or claim arising out of or relating to this Agreement, including a dispute, controversy or claim relating to the existence, validity or termination of this Agreement (each, a Dispute).

14.2                        Before entering into any arbitration pursuant to Clauses 14.4, a Party shall give written notice of a Dispute to the other Party (a Dispute Notice). The Dispute Notice shall:

(a)                                 state that it is a Dispute Notice being submitted pursuant to this Clause14 (Dispute Resolution);

(b)                                 identify the Dispute in sufficient detail to allow the Party receiving the Dispute Notice to understand reasonably the nature of the Dispute; and

(c)                                  set out any steps taken by that Party or its Affiliates to resolve it.

14.3

(a)                                 Upon receipt of a Dispute Notice, each Party shall refer the Dispute to its Group General Counsel (or, if they are not reasonably available during the relevant period, their appointed alternate, who shall be of sufficient seniority within the relevant Party and have authority to be able to reach a resolution of the Dispute) and the two Group General Counsel shall attempt in good faith to settle the Dispute by means of an appropriate written agreement setting out the terms on which the Dispute is resolved within twenty (20) Business Days of the date of receipt of the Dispute Notice (the Resolution Period). The time limit specified in this Clause 14.3 may be extended by the written agreement of the Parties.

(b)                                 Notwithstanding the foregoing, either Party may, at any time, seek interim or provisional relief, whether from an emergency arbitrator appointed and acting in accordance with the LCIA Rules, a tribunal constituted under the LCIA Rules and/or from a national court of competent jurisdiction, in advance of or in aid of the arbitration proceedings contemplated by Clause 14.4.

14.4                        If the Parties do not conclude a binding written agreement settling the Dispute within the Resolution Period, either Party shall be entitled to refer the Dispute to be finally resolved by arbitration. In those circumstances, the Parties agree that:

(a)                                 the arbitration shall be conducted in accordance with the LCIA Arbitration Rules in effect at the date of this Agreement (the LCIA Rules);

(b)                                 the tribunal shall comprise three arbitrators, with one arbitrator selected by each Party and the chairperson selected by the LCIA Court. The chairperson shall not be of Swiss or American nationality;

(c)                                  the seat of arbitration shall be London;

(d)                                 the written and spoken language to be used in the arbitral proceedings shall be English; and

(e)                                  the award of the arbitral tribunal shall be final and binding upon the parties and judgment may be entered on an award in any court of competent jurisdiction.

14.5                        Where the Dispute relates to or is in any way connected with any dispute referred to arbitration under any other Ancillary Agreement, either Party may apply to the LCIA Court at any time before the tribunal is fully constituted in either arbitration requesting that the two arbitrations be consolidated and the Parties hereby agree that in such circumstances the arbitrations are to be consolidated by the LCIA Court. In the event of consolidation, the Parties agree that the consolidated arbitration shall be conducted under the LCIA Rules in accordance with Clause 14.4.

14.6                        The Parties agree that any settlement discussions and communications or negotiations in connection with the proposed resolution of a Dispute are without prejudice to the Parties’ positions, are to be kept confidential, and shall not be used or submitted in any arbitration or other legal proceeding between the Parties for any purpose. For the avoidance of doubt, this Clause 14.6 shall not affect a Party’s right to submit and rely on any correspondence marked “without prejudice save as to costs” for the purpose of the tribunal’s determination on costs.

15.          MISCELLANEOUS PROVISIONS

15.1                        Assignment by Licensor

(a)                                 Licensor may assign its rights and obligations under this Agreement, or any of the Licensed IP Rights, to an Affiliate of Licensor or to a Third Party.

(b)                                 If Licensor transfers its rights in any Licensed IP Right to an Affiliate or to a Third Party, it shall be entitled to assign any element of this Agreement that relates to the Licensed IP Right to that Affiliate or Third Party.

15.2                        Assignment by Licensee

(a)                                 Subject to any prohibition or restriction of assignments or transfers pursuant to Clause 4 (Third Party Restrictions), Licensee may assign or transfer this Agreement and/or any of the rights granted under Clause 2.1 (Licensed Patents and Licensed Know-How) and Clause 2.2 (Licensed-In Third Party IP Rights)  of this Agreement to any:

(i)                                     Affiliate of Licensee; or

(ii)                                  Third Party in connection with the disposal to that Third Party of: (A) any Alcon Product that uses any element of the Licensed IP Rights as at the date of that disposal; or (B) all or substantially all of the Licensee’s business to which this Agreement relates.

(b)                                 If Licensee assigns or transfers any of its rights and/or obligations under this Agreement to an Affiliate or a Third Party, it shall notify Licensor as soon as practicable after such assignment or transfer together with particulars of the assignee or transferee.

15.3                     Permitted Assignees. Any permitted assignee or transferee under Clause 15.1 (Assignment by Licensor) or Clause 15.2 (Assignment by Licensee) will assume all obligations of its assignor under this Agreement (or related to the assigned portion in case of a partial assignment). Any attempted assignment in contravention of the foregoing will be void. Subject to the terms of this Agreement, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and assigns.

15.4                     Waivers, Rights and Remedies. Except as expressly provided in this Agreement, no failure or delay by any Party in exercising any right or remedy relating to this Agreement shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time.  No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

15.5                     Announcements. The provisions of clause 29 (Announcements) of the Separation Agreement shall apply to this Agreement.

15.6                        Further Assurances

(a)                                 Further Acts and Documents. Subject to the express limitations in this Agreement, each of the Parties shall, at the request (and expense) of the other Party, perform (or procure the performance of) all further acts and things and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by Applicable Law or as may be necessary or reasonably required to implement and give effect to this Agreement including, at the request of Licensee, the Licensor’s provision of, or access to,  Licensed Know-How in its possession or control that it is legally entitled to disclose to Licensee and which is reasonably necessary to enable the Licensee to exercise its rights under this Agreement, and provided that Licensee shall not be required to:

(i)                                     supply the Licensee with the Licensed Know-How in any language other than the original language of the document in the possession or control of the licensor or an Affiliate of the Licensor as at the Effective Date;

(ii)                                  create, generate, record or reduce to writing any Licensed Know-How;

(iii)                               provide any Licensed Know-How not yet created or developed at the Effective Date;

(iv)                              perform any conversion of electronic files or any translation of documentation or materials; or

(v)                                 transfer any prototypes or physical product samples.

(b)                                 Obligations of Agreement on Affiliates. Each of Licensor and Licensee shall procure that each member of its respective Group complies with all obligations under this Agreement which are expressed to apply to any such member.

15.7                     No Third Party Enforcement Rights. A Person who is not a Party to this Agreement shall have no right under any statutory provision to enforce any of its terms.

15.8                     Counterparts. This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment shall be an effective mode of delivery.

15.9                     Variations. No amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the Parties to it.

15.10                  Invalidity. Each of the provisions of this Agreement is severable. If any such provision is held to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the Parties shall use Commercially Reasonable Efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

15.11                  Method of Payment and Set-Off. Any payments pursuant to this Agreement shall be made in full, without any set-off, counterclaim, restriction or condition and without any deduction or withholding (save as may be required by Applicable Law or as otherwise agreed).  Any payments pursuant to this Agreement shall be effected by crediting for same day value the account specified by Licensor or Licensee (as the case may be) on behalf of the Person entitled to payment on or before the due date for payment.  Payment of a sum in accordance with this Clause 15.11 shall constitute a payment in full of the sum payable and shall be a valid discharge to the payer (and those on whose behalf such payment is made) of the payer’s obligation to make such payment and the payer (and those on whose behalf such payment is being made) shall not be obligated to see to the application of the payment as between those on whose behalf payment is received.

15.12                  Costs. Except as otherwise provided in this Agreement or as otherwise agreed in writing between the Parties, Licensor and Licensee shall each be responsible for its own costs, charges and other expenses (including those of members of their respective Groups) incurred in connection with this Agreement.

15.13                  Whole Agreement. This Agreement and the other Transaction Documents contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings (whether oral or written) relating to such subject matter.  None of the Parties shall be liable or bound to any other Party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or therein.

15.14                  Governing Law. This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, the substantive laws of Switzerland (excluding its rules on conflict of laws and excluding the UN Convention on Contracts for the International Sale of Goods).

15.15                  Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the affected Party shall have the right to specific performance and injunctive or other similar relief of its rights under this Agreement to prevent breaches of this Agreement and to enforce specific performance of the terms and provisions of this Agreement, in addition to any other remedy to which the affected Party is entitled pursuant to this Agreement.  The other Party shall not oppose the granting of such relief on the basis that money damages are an adequate remedy.  The Parties agree that the remedies under Applicable Law for any breach or threatened breach hereof, including monetary damages, are inadequate compensation for any loss and that any defence in any action for specific performance that a remedy under Applicable Law would be adequate is waived.  Any requirements for the securing or posting of any bond with such remedy are waived.

[Signature Page Follows]

SIGNATURE

This Agreement is signed by duly authorised representatives of the Parties:

NOVARTIS AG

/s/ Christian Diehl		/s/ Michael Stewart

Name:	Christian Diehl	Name:	Michael Stewart

Title:	As Attorney	Title:	As Attorney

ALCON INC.

/s/ David Murray		/s/ Tom Hudnall

Name:	David Murray	Name:	Tom Hudnall

Title:	Authorized Signatory	Title:	Attorney in Fact

SCHEDULE 1
DEFINITIONS AND INTERPRETATION

1.             Definitions. In this Agreement, the following words and expressions shall have the following meanings:

Affiliate has the meaning given to it in the Separation Agreement;

Agreement means this patent and know-how license agreement;

Alcon Existing Products means:

(a)                                 any contact lens or contact lens care product, including those products listed under part 1 (Vision Care) of the “Alcon” tab of the Products List and any product having substantially the same formula as any of them;

(b)                                 any ophthalmic surgical products, including those products listed under part 2 (Surgical (incl. Diagnostics)) of the “Alcon” tab of the Products List and  any product having substantially the same formula as any of them;

(c)                                  any other products listed under part 3 (Dry Eye & Ocular Health), Part 4 (Viscoelastics) or Part 5 (R&D and Clinical Trials) of the “Alcon” tab of the Products List and any product having substantially the same formula as any of them;

(d)                                 any other ophthalmic or vision care product that is, as of the date of this Agreement or at any time prior, lawfully Commercialised as an Over-the-counter Product in the United States of America by either Party or any of their respective current or historic Affiliates, and any product having substantially the same formula as any of them and that is or has been Commercialised as an Over-the-counter Product in the United States of America by either Party or any of their respective current or historic Affiliates (in which case, such product shall constitute an Alcon Existing Product in all jurisdictions);

in each case other than any product included within paragraphs (a), (b) or (c) of the definition of Novartis Existing Products.

Alcon Future Products means any products owned or controlled by Alcon or its Affiliates after the Effective Date, excluding the Alcon Existing Products;

Alcon Licensed Field has the meaning given in Exhibit 2 (Licensed Fields);

Alcon Optional Products has the meaning given in  Exhibit 3 (Alcon Optional Products);

Alcon Products means: (i) the Alcon Existing Products; (ii) the Alcon Future Products; and (iii) the Alcon Optional Products;

Applicable Law has the meaning given to it in the Separation Agreement;

Authorization has the meaning set forth in Clause 4.2(a);

Business Day means a day, other than a Saturday or Sunday or public holiday in Switzerland or the United States, on which banks are open in Basel, Fribourg, Geneva, Zurich and New York City for general commercial business;

Commercialise has the meaning given to it in the Separation Agreement;

Commercially Reasonable Efforts has the meaning given to it in the Separation Agreement;

Confidential Information has the meaning given in Clause 12;

Costs means losses, damages, costs (including reasonable legal costs on an indemnity basis) and expenses (including Tax), in each case of any nature whatsoever;

Development means, with respect to any Product, any research, pre-clinical or non-clinical testing, clinical studies, chemistry manufacturing controls (CMC), quality, statistical analysis or report writing, and related development and regulatory activities associated therewith, and Develop and Developed shall be construed accordingly;

Dispute has the meaning set forth on Clause 14.1;

Dispute Notice has the meaning set forth in Clause 14.2;

Effective Date means the date of this Agreement;

Governmental Entity has the meaning given to it in the Separation Agreement;

Group has the meaning given to it in the Separation Agreement;

Improvement means any improvement, refinement, enhancement, modification, adaptation or development of any of the Licensed IP Rights;

Insolvency Event means, in relation to a Party, any of the following:

(a)                                 it is unable or admits inability to pay its debts as they fall due; suspends or threatens to suspend making payments on any of its debts; or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness;

(b)                                 the value of its assets is less than its liabilities (taking into account contingent and prospective liabilities);

(c)                                  a moratorium is declared in respect of any of its indebtedness (if a moratorium occurs, the ending of the moratorium will not remedy any Insolvency Event caused by that moratorium);

(d)                                 any corporate action, legal proceedings or other procedure or step is taken   (whether by a Party, its directors or a Third Party) in relation to:

(i)                                     the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration (whether out of court or otherwise) or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise);

(ii)                                  a composition, compromise, assignment or arrangement with any creditor;

(iii)                               the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of the Party or any of its assets (in each case whether out of court or otherwise);

(iv)                              enforcement of any security over any assets of Licensor or Licensee (as applicable), including a creditor attaching or taking possession of, or distress, execution, sequestration or other process being levied or enforced upon or sued against all or any part of the assets of the relevant party;

(v)                                 a meeting of the Party, its directors or its members being convened for the purpose of considering any resolution for, or to petition for, or to apply for or to file documents with a court for its winding-up, administration (whether out of court or otherwise) or dissolution, or any such resolution is passed;

(vi)                              any person presenting a petition, application or motion for the winding-up, administration (whether out of court or otherwise) or dissolution of the Party; or

(vii)                           the directors or other officers of the Party requesting the appointment of or giving notice of their intention to appoint or take any step with a view to appointing a liquidator, receiver, administrator, administrative receiver, compulsory manager, trustee in bankruptcy or other similar officer in respect of the Party (in each case whether out of court or otherwise),

(but paragraph (d) shall not apply to a solvent liquidation of the company or any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within fourteen (14) days of its presentation); or

(e)                                  there occurs in relation to the Party or any of its assets in any country or territory in which it is incorporated or carries on business or to the jurisdiction of whose courts it or any of its assets are subject any event which corresponds in that country or territory with any of those mentioned in (a) to (d);

Know-How means all existing and available technical information, know-how and data, including inventions (whether patentable or not), discoveries, trade secrets, specifications, instructions, processes and formulae, including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical, safety, quality control, preclinical and clinical data;

LCIA Rules has the meaning given to it in Clause 14.4;

Licensed-In Third Party IP Rights means the patent rights and Know-How rights that are used by Licensor, or any Affiliate of Licensor, under license from a Third Party in the manufacture, distribution, promotion or sale of an Alcon Existing Product;

Licensed IP Rights means the Licensed Patents, Licensed Know-How and the Licensed-In Third Party IP Rights;

Licensed Know-How means the Know-How owned or controlled by Novartis or any Affiliate of Novartis as of the Effective Date that (i) is in the possession or control of Alcon as of the Effective Date, or  (ii) has been used in the design, manufacture or application of any Alcon Existing Product;

Licensed Patents means the: (i) patents and patent applications listed in Exhibit 1 (Licensed Patents); (ii) all patents and patent applications owned or controlled by Novartis or any Affiliate of Novartis immediately following the Effective Date that, but for the licenses granted in this Agreement, would be infringed by the making, using, selling, offering for sale or importation of the Alcon Products; (iii) all equivalent, divisional and continuation applications (whether existing or made in the future) of those patents and patent applications, (iv) all patents that may be granted pursuant to any of those patent applications, and (v) any reissues, re-examinations and extensions of those patents, in the case of each of (i)-(v), in any jurisdiction;

Manufacture means, as applicable, the planning, purchasing of materials for, production, processing, compounding, storage, filling, packaging, labelling, leafleting, warehousing, quality control testing, waste disposal, quality release, sample retention and stability testing of products, including the active ingredients of such products, and Manufacturing or Manufactured shall be construed accordingly;

Novartis Existing Products means

(a)                                 the products listed under Part 1 (Pharmaceuticals) or Part 6 (R&D and Clinical Trials) of the “Novartis” tab of the Products List and any product having substantially the same formula as any of them;

(b)                                 the products listed under the “Emerging Markets Brands” tab of the Products List and any product having substantially the same formula as any of them;

(c)                                  the Sandoz Products; and

(d)                                 any other product as at the Effective Date that is not an Alcon Existing Product.

Novartis Future Products means any products owned or controlled by Novartis or its Affiliates, including Sandoz, after the Effective Date, excluding the Novartis Existing Products;

Novartis Licensed Field has the meaning given in Exhibit 2 (Licensed Fields);

Novartis Optional Products has the meaning given in Exhibit 4 (Novartis Optional Products);

Novartis Products means: (i) the Novartis Existing Products; (ii) the Novartis Future Products; and (iii) the Novartis Optional Products;

Over-the-counter Product means, in respect of any jurisdiction, a product for the treatment of, or use by, human beings which lawfully may be distributed to patients or consumers without a prescription;

Person means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organisation, Governmental Entity or other entity;

Product List has the meaning given to it in the Separation Agreement;

Publication has the meaning given to it in Clause 12.2;

Representatives has the meaning given to it in the Separation Agreement;

Sandoz means Sandoz AG and any of its Subsidiaries;

Sandoz Products means any products which, as at the date of this Agreement, are researched, Developed, Manufactured, or Commercialised by Sandoz, or Commercialised as a generic or biosimilar product of the Sandoz division, provided, that if at the date of this Agreement, any product is Commercialised by both (i) Sandoz; and (ii) a member of the Alcon Group, pursuant to a Marketing Authorisation held solely by the Alcon Group, such product shall constitute an “Alcon Existing Product” when and to the extent Commercialised by a member of the Alcon Group and a “Sandoz Product” (and therefore a “Novartis Existing Product”) when and to the extent Commercialised by Sandoz.

Separation Agreement has the meaning given in the Recitals;

Separation Date has the meaning given in the Separation Agreement;

Shared Licensed Field has the meaning given in Exhibit 2 (Licensed Fields).

Surviving Provisions means Clause 7 (Ownership and Maintenance), Clause 7.4(a)(ii) (Grant Back License), Clause 9.3 (Consequences of Termination), Clause 10 (Limitation of liability), Clause 12 (Confidentiality) and Clause 13 (Miscellaneous Provisions);

Tax has the meaning given in the Tax Matters Agreement;

Taxing Authority has the meaning given in the Tax Matters Agreement;

Tax Matters Agreement means the tax matters agreement dated on or around the date of this Agreement and entered into between Novartis and Alcon;

Term means the period commencing on the Effective Date and terminating on the Termination Date;

Termination Date has the meaning given in Clause 9.3 (Consequences of Termination);

Territory means worldwide;

Third Party means any Person other than the Licensor, the Licensee or their Affiliates from time to time; and

VAT means, within the European Union, such tax, duty, assessment or similar charges as may be levied in accordance with (but subject to derogations from) Council Directive 2006/112/EC, and outside the European Union, any tax, duty, assessment or similar charges levied by reference to added value, turnover or sales, in each case including all interest, penalties and additions imposed thereon by any Tax Authority; and

Working Hours means 9.00 am to 5.00 pm in the relevant location on a Business Day.

2.             Interpretation. In this Agreement, unless the context otherwise requires:

(a)                                 headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(b)                                 references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction; and

(c)                                  any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as without limitation and illustrative and shall not limit the sense of the words preceding those terms.

3.             Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described in (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of Novartis or Alcon (or any Person on whose behalf it is acting as agent pursuant to this Agreement) under this Agreement.

4.             Schedules and Exhibits. The Schedules and Exhibits comprise schedules and exhibits to this Agreement and form part of this Agreement.

5.             Inconsistencies. Where there is any inconsistency between the definitions set out in Schedule 1 (Definitions) and the definitions set out in any Clause or any other Schedule or Exhibit, then, for the purposes of construing such Clause or Schedule or Exhibit, the definitions set out in such Clause, or Schedule or Exhibit (as applicable) shall prevail.